Exhibit 14.1

TransAlta Values Policy 001: Corporate Code of Conduct

Applies to TransAlta Corporation and all Subsidiaries

Policy Owner: Board of Directors

Date Policy Created: 2/28/2001

Date of Last Review: 2/12/2013

Date of Last Change: 2/12/2013 9:39 AM

Content Interpretation and Approver: President and Chief Executive Officer

A Message About the Corporate Code of Conduct from the President and Chief Executive Officer:

To TransAlta Employees:

“One of our company’s most valuable assets is its reputation for integrity and honesty. Maintaining this reputation is one of our most important jobs. To safeguard the TransAlta reputation, each of us must conduct ourselves in accordance with the highest ethical standards.

This Code of Conduct is intended to help each of us understand our responsibilities as representatives of TransAlta, and to guide us in making the right choices during our daily business activities.

The Code of Conduct goes beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; it outlines principled business practices we must all be prepared to comply with.

I am confident that you will join me in maintaining the integrity and honesty of our efforts – efforts that have made TransAlta an industry leader and a place where we are all proud to work.”

Dawn Farrell
President and Chief Executive Officer

TRANSALTA’S CORPORATE CODE OF CONDUCT

TransAlta Corporation is committed to increasing its value to employees, shareholders, the communities in which it does business and other key stakeholders through strategic investments in Canada and internationally. TransAlta employees (including directors, officers, consultants and contractors) fulfill this commitment while upholding the highest level of ethical conduct and meeting responsibilities as good corporate citizens. All employees are responsible for complying with this Code of Conduct and its associated corporate policies as follows:

Respect in the workplace: TransAlta recognizes a shared responsibility on behalf of all employees to exercise the basic principles of respect and dignity in all working relationships. TransAlta enforces a policy of zero tolerance for demeaning, offensive, harassing or discriminatory behavior. TransAlta complies with the applicable human rights legislation in the places where it carries on business.  All employees are responsible for ensuring a safe, respectful and secure working environment for all.

Health and safety: TransAlta is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

Privacy: TransAlta holds personal information about employees and other individuals and in doing so, recognizes the need to balance the rights of individuals to have their personal information protected and the need of an organization to collect, use and disclose information for reasonable purposes. TransAlta has adopted a policy which sets forth its responsibilities in ensuring this balance. All employees are responsible for ensuring that they are familiar with this policy and that they respect each employee’s right to privacy.

Conflicts of interest and fair dealings: TransAlta employees must ensure that no conflict exists between their personal interests and those of TransAlta. TransAlta employees are committed to conducting their business affairs in TransAlta’s best interests by dealing with customers, suppliers, contractors, competitors, existing and potential business partners and other TransAlta employees in a manner that avoids real, perceived or potential conflicts of interest.

Competition:TransAlta competes dynamically in an ethical and legitimate manner, complying with the competition and anti-trust laws of the jurisdictions in which it does business. TransAlta and its employees do not collude or collaborate with competitors to divide markets, restrict production or fix prices. TransAlta does not engage in unethical business strategies to obtain a market monopoly. TransAlta employees do not slander competitors or their products, improperly seek competitor information or attempt to influence suppliers illegally

Ethical business conduct: TransAlta and its employees act honestly and with integrity in all business relationships with competitors, potential business partners, suppliers, customers and government officials. TransAlta and its employees exercise good business judgment in extending business courtesies and never accept or offer bribes, favours or “kickbacks” for the purpose of securing business transactions. TransAlta and its employees ensure that all payments are necessary, lawful and properly documented. International transactions must be conducted in accordance with the law, as is outlined in the Corruption of Foreign Officials policy.

Gifts and Entertainment:  The giving or receiving of gifts, promotional items or entertainment is permitted provided it is not excessive and within the limits of responsible and generally accepted business practice.

Compliance with laws:TransAlta complies with all applicable laws, rules and regulations of the various jurisdictions in which it does business.

Insider trading: TransAlta complies with all applicable securities laws and regulations to ensure that material, non-public information (“inside information”), is disclosed in accordance with the law. To ensure compliance with the law, TransAlta has adopted a disclosure policy which sets out the process for disclosing material non-public information. Only those employees who have a need to know receive inside information before it is released to the public. TransAlta insiders do not use inside information for personal profit and do not take advantage of inside information by trading, or providing inside information to others (“tipping”) to trade in TransAlta securities. For further information on insider trading, please refer to TransAlta’s Insider Trading policy.

Accounting or auditing issues: As part of its general compliance with laws, rules and regulations (referred to above), TransAlta’s policy is to comply with all financial reporting and accounting rules and regulations applicable to the Company. If any employee, officer or other person has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to report those concerns or complaints to the Audit and Risk Committee of the Board of Directors.

Anonymity and Confidentiality:  Any employee, officer or other person submitting a report to the Audit and Risk Committee may do so anonymously, confidentially or otherwise, although he or she is encouraged to make his or her identity known to facilitate communication.  The Audit and Risk Committee (subject to its duties arising under applicable law, regulations and legal proceedings) will treat such submissions confidentially, and shall ensure that a thorough and fair investigation is conducted. Such submissions may be directed to the attention of:

Chair, Audit and Risk Committee (or any director who is a member of the Audit Committee)

Mail to:

c/o Box 1900, Station “M”
110 - 12 Avenue SW
Calgary, AB  T2P 2M1
noting subject matter “003”

TransAlta’s Ethics Help-Line at 1-888-806-6646

Email: ethics_helpline@transalta.com

Fax: (403) 267-7985

Investigations:  TransAlta takes all reports of possible misconduct seriously.  Reports will be thoroughly and confidentially investigated to determine whether the Code of Conduct or the law has been violated.  Whenever necessary, TransAlta will take prompt, thorough and appropriate corrective action.  Each of us has a responsibility to cooperate fully with investigations of alleged violations.

No Retaliation: TransAlta values the help of employees who identify possible legal or ethical business misconduct.  Employees, and in particular leaders, are strictly prohibited from taking retribution against another employee who reports a violation in good faith.  Acting in “good faith” means that, to your knowledge, you are making an honest and complete report.  It is a violation of this Code of Conduct to make false accusations or reports.

Protecting TransAlta’s Assets: TransAlta employees have a collective responsibility to protect the Company’s assets from fraud and theft and ensure records are accurate, timely and complete. Transactions with third parties are to be recorded in writing. Information is a key asset of the Company so employees are required to safeguard TransAlta’s proprietary and confidential information as well as proprietary information that has been entrusted to TransAlta by others.

Communication Devices: TransAlta’s communication resources (phone systems, faxes, computers, Blackberry and iPad/iPhone devices) are:

•                   to be used for business purposes with incidental personal use permitted provided such use does not negatively impact productivity; compromise system capacity or contravene applicable law or any TransAlta policy; and

•                   are not to be used for improper or illegal activities such as the communication of defamatory, obscene or demeaning material, hate literature, inappropriate blogging, texting, or obtaining illegal software or files.

Communication resources are owned by TransAlta and are monitored and audited for proper usage.

Environment and sustainable development: TransAlta is committed to ensuring compliance with all environmental legislation, regulations, permits and licenses and to continuously improve its environmental performance.

Social responsibility: TransAlta believes that being a good corporate citizen is an important measure of its success as a company. TransAlta gives back to the communities in which it does business by focusing on activities that make a meaningful difference. In recognition of its increasing international presence, TransAlta respects the cultures and customs of the places where it operates without compromising ethical standards.

LIVING THE COMMITMENTS

The Code of Conduct and its associated corporate policies apply to all employees of TransAlta and its controlled affiliates. Employees are required to comply with the Code of Conduct.  They must have a basic understanding of all Company policies a more detailed understanding of the policies and procedures that directly affect their work. When in doubt about what constitutes ethical conduct, whether a certain course of action violates the Code of Conduct, or the interpretation or application of a particular policy, employees should seek assistance or immediately raise their concerns with:

•                   their manager

•                   a member of Legal Services

•                   the Director, Internal Audit

•                   the Vice-President and Corporate Secretary

•                   the Chief Legal and Compliance Officer

or may:

•                   call TransAlta’s Ethics Help-Line at 1-888-806-6646 (a confidential, anonymous phone line with 24-hour voice mail)

•                   send an email to ethics_helpline@transalta.com

•                   send a fax to (403) 267-7985

TransAlta’s leaders have the additional obligation to lead by example, using their own behavior as a model for all employees, and to enforce the policies that comprise the Code of Conduct by providing education, legal counseling and a business environment that promotes policy compliance. Leaders are responsible for identifying which policies have application to their staff and recognizing ethical conduct. Leaders are also responsible for gathering feedback and continuously improving policy implementation and compliance.

Every year, TransAlta employees will be asked to acknowledge their commitment to the letter and spirit of the Code of Conduct and its associated corporate policies and will be required to sign the acknowledgement indicating compliance with the Code of Conduct. Newly recruited employees must sign the acknowledgement when they start work at TransAlta. Any independent third party, such as consultants, agents or independent contractors, retained to do work or represent TransAlta’s interests may also be asked to acknowledge the Code of Conduct principles and corporate policies applicable to their work.

WAIVERS

Any waiver of compliance with this Code of Conduct to be granted to a senior officer of TransAlta will be reviewed by the Audit and Risk Committee and reported to the Board. If approved by the Board, such waiver will be reported promptly as required by securities regulations.

Related Information/ Policies

•                   Privacy

•                   Insider Trading

•                   Disclosure of Information

•                   Corruption of Foreign Officials Policy

•                   Ethics Help Line Procedures

•                   Information Technology Usage

•                   Conflict of Interest

•                   Competition Act and Anti-Trust Laws